SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                          For the month of August, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F x Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes __ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 5, 2004
                                    Banco Latinoamericano de Exportaciones, S.A.

                                                       By: /s/ Pedro Toll
                                                           ---------------------
                                                           Name: Pedro Toll
                                                           Title: Deputy Manager

                                  [LOGO] Bladex

FOR IMMEDIATE RELEASE

                                     Bladex
                INCREASES QUARTERLY DIVIDEND TO $0.15 PER SHARE,
           DECLARES SPECIAL DIVIDEND OF $1.00 PER SHARE ($39 MILLION),
                AND APPROVES $50 MILLION STOCK REPURCHASE PROGRAM

Panama City, Republic of Panama, August 5, 2004 - Banco Latinoamericano de Exportaciones, S.A. ("Bladex" or the "Bank") (NYSE: BLX) announced today that its Board of Directors has approved a capital management program, which includes an increase in quarterly dividends, a special dividend, and a stock repurchase program.

The Board of Directors has authorized an increase in the quarterly cash dividend from $0.10 per share to $0.15 per share of common stock, starting with the dividend payable on October 7, 2004, to stockholders of record as of September 27, 2004.

The Board of Directors also declared a special dividend of $1.00 per share of common stock, or approximately $39 million, payable on October 7, 2004 to stockholders of record as of September 27, 2004.

The Board of Directors also authorized a three-year stock repurchase program under which Bladex may, from time to time, repurchase up to an aggregate of $50 million of its Class E shares of common stock, on the open market at the then prevailing market price. Such purchases under the program will be made in accordance with applicable law, and subject to all required regulatory approvals. The repurchases will be made using Bladex's cash resources, and the program may be suspended or discontinued at any time without prior notice.

As of July 31, 2004, Bladex had 39,352,738 shares of common stock of all classes outstanding.

Commenting on the foregoing, Jaime Rivera, Chief Executive Officer said, "With our objectives regarding portfolio quality, liquidity, capitalization, growth, and profitability on track, the Board of Directors and management feel confident of the Bank's sustained ability to provide shareholders with improved cash flows."

"The three elements of the capital management program are designed to preserve the Bank's solid capitalization and ability to withstand volatility in its markets, as well as allow for the execution of its business plan", Rivera said. "The increased quarterly dividend reflects Bladex enhanced core profitability prospects. The special dividend reflects, among other considerations, the amount of provision reversals realized since January 1, 2004 in our Argentine portfolio. Finally, the stock repurchase program provides an opportunity to enhance earnings per share in light of what the Bank believes is an undervalued stock."

"This is a well balanced, prudent, timely plan, consistent with our commitment to strong financial fundamentals and shareholder value," Rivera concluded.

BLADEX is a multinational bank established by the Central Banks of Latin America and Caribbean countries. Based in Panama, its shareholders include central banks and/or government entities in 23 countries of the region, and commercial banks as well as institutional and retail investors.

For further information, please access www.blx.com or contact:

--------------------------------------------------------------------------------
Carlos Yap, Senior Vice President - CFO
Tel.: (country code 507) 210-8581, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 80 Wall Street, Suite 515,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com
--------------------------------------------------------------------------------